

EXHIBIT E:
RAISE PRESENTATION AND ISSUER WEBSITE



Aviana Holdings

GLOBAL DIAGNOSTICS FOR EVERYONE. NO BORDERS. NO BOUNDARIES.

Testing in the palm of your hand. Anywhere & Everywhere

Orlando, FL

Reg CF

$0 *of $25,000 Minimum*

0 Funders   0 Days left

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Pitch

We are offering investment into a brand new health care technology based on a NASA-developed high tech, cost effective solution for rapid, portable diagnosis of disease that can be used anywhere by anyone with a smart device.

This breakthrough technology will put healthcare in the palm of your hand by allowing you to diagnose most common illnesses within minutes, right where you are. Initially, we will develop this capability for physicians, but the technology will become simple enough to be used by everyone.

Perhaps you wake up with a sore throat and want to know if you have strep before deciding if you should even get out of bed. Or maybe you're traveling in foreign country with a known epidemic and wonder if your fever is just a cold or something much worse. Wouldn't it be amazing if you could simply grab a health-test cartridge you purchased from Amazon and get your answer in around 10 minutes? This will become a reality with Aviana.

Community Impact

✚ Health & Human Services

♻ Sustainability

Key Facts

Revolutionary New Medical Technology: Radiofrequency chips transformed into medical diagnostics.

Based on significant data generated on the Pegasus™ prototype for various tests from Lyme Disease to Influenza

Rapid reaction times & small sample volume: Less than 10 minutes to result using a simple finger prick of blood

Portability and Scalability: For use at the bedside in hospitals, doctor's offices, homes, and limited resource settings (warfighter, rural communities, developing countries, etc.)

No sample processing: Unlike traditional diagnostics, our unique SAW sensor modality is not hindered by complex matrices, such as whole blood

Expand all sections ⌄

🖥 Opportunity ⌃

Normal ⇅ | **B** *I* U S | A | ☰ ☰ ☰ | 🔗 🖼 | Raw ↺ ↻ | Div | ⊡

Our Vision: Affordable diagnostics for the connected world

- **Aviana Molecular Technologies** is developing a smartphone derived Point-of-Care diagnostic system to eliminate the need for expensive equipment and replace many tests currently sent to reference labs.
- **Technology:** The tests largely consist of a patented acoustic wave bio-sensor based on systems originally developed for NASA. The reader collects and analyzes the data generated by the sensors.
- **Wide Application:** Our unique system is simple to use and able to detect a wide variety of biological materials from small metabolites to cells, covering both immunoassay and PCR type assays.
- **Proof of Concept:** We have demonstrated proof of concept results in Lyme serology (protein markers), virus samples and in unprocessed blood samples.
- **Intellectual Property:** The technology is covered by 13 licensed patents and 5 patent applications and I patent approved.
- **Business Model:** Disposable, multiplexed test cartridges and a reusable handheld reader.

Problem	Solution
Cost of lab-based and current point of care (POC) diagnostics	Aviana Pegasus™ Diagnostic System

Batch testing delaying patient care
Time to obtain results hindering efficiency
Trained personnel required to carry out the tests
Lack of portability of current systems

SAVE MONEY
cost effective system

SAVE TIME
delivers rapid results

IMPROVE EFFIENCY
small-footprint, easy to use, and multiplexed

Aviana's Solution

Portable

Direct and simple sample processing

Small sample volume

Accurate, rapid (Less than 10 minutes)

Seamless Connection to the web and EHR



Smart Phone

Reader

Cartridge

Diagnostic Market Opportunity

Global Veterinary Diagnostic Market
Source: Veterinary Diagnostic Market Report, Markets and Markets, April 2016

$6.7 Billion by 2021

Global Human Diagnostic Markets
Source: Research and Markets 2014

$70 Billion 2020

Point of Care Fastest Growing Segment
Source: Markets and Markets Research 2014

POC FASTEST GROWING 8-9% CAGR

POC 35% Highest Potential Growth in ID, Neurology Cardiology

Our Aim: Market Disruption

Disruption of current health care systems

Improved Efficiency in Hospital and Reference Labs

Home Health

Long Term Care

Urgent Care

Expand into new markets

Public Health Surveillance

On-site Sports Injury Detection

Evaluating Airline Passengers

Military Uses/Remote Areas

Technology

Surface acoustic wave (SAW) technology
• Established across many industries
SAW technology developed for NASA – adapted by Aviana for biosensing:
• Label-free detection
• High signal to noise ratio
• Detects small molecules to whole cells
• Biological Binding translated directly into an electronic signal

Lyme Disease Data





No false positives. 2 Degree Phase Shift is baseline control for this test

Can detect both IgG and IgM

We will expand our data base using CDC samples

We have two abstracts accepted at the CDC Lyme Conference, Sept 2018

Whole blood data similar to plasma

Blood sample not processed

Competitive Positioning: Diagnostics

Types of POC Systems	Issues to Consider	Sample Processing
	Venous Whole Blood	

Electrochemical	Complex Cartridge Low Sensitivity	In cartridge, complex process, need to separate plasma
Desktop Molecular Diagnostics	Can only detect virus/bacteria, Venous Whole Blood, 25+ minutes, detection limited to infectious agents	In cartridge, complex process, need to separate plasma
Optical	Venous Whole Blood, low signal to Noise, light scattering with NSB, detection limited to antigens and antibodies	Complex process with multiple reagents
Acoustic	**Highly Sensitive, Simple to Use Results in <10 minutes Detects Proteins, Antigens, Antibodies, Virus, Single Cells, DNA**	**None No need to separate**
Reference Lab Based Testing	Inconvenient, complex to use, Results take 1-7 days, highly sensitive, Wide Detection Range	Complex – acquire/ship/separate plasma, expensive equipment and trained technicians

Summary

Innovative – Portable – Rapid – Precise – Low Cost – Disruptive

- Handheld
- Portable
- Accurate, rapid (less than 10 minutes)
- Direct and Simple sample processing
- Small volumes of sample
- CLIA waiveable
- Easy to Use: Simple app on a smart device
- Cost Effective, Affordable
- Multiplexing Capabilities

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 ## Our Terms

Equity

$500 Minimum Investment

$2.60 Price per share/Unit

Every $100 purchases the equivalent of .0005442% equity at the maximum Raise target.

Perks are provided at the investment levels indicated below.

Click on the dollar amount displayed to enter your exact amount.

Additional Terms (SEC Reg CF Filing)

38,462 Shares Offered

0.1361% Min % of Company

0.1361% Max % of Company

Perk calculator

Please select potential investment amount to reveal available perks

$500

Aviana Investment Perks
1. Aviana Branded Baseball Cap

Invest $500

Benefits & Perks

$500	**Aviana Investment Perks** 1. **Aviana Branded Baseball Cap** Everyone who invests will get a baseball hat	Read less
$25,000	**Trip to Orlando**	

Only 4 Packages Offered

1. **Aviana Branded Baseball Cap** ...

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2. **Funded Trip to Orlando** For any investment over $25,000, we will bring you to Orlando for a demonstration of our technology and further discussions of interest to you

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Our Team



Vanaja Ragavan `FOUNDER`
PRESIDENT & CEO

Vanaja V. Ragavan, MD: President and CEO, Aviana Molecular Technologies: A career spent in global and multinational pharma in drug development, and as a Medical Officer at the FDA, consultant for small and large device and pharma companies. Competency in technical research and development, clinical and regulatory, marketing and clinical research. Dr. Ragavan founded Aviana and has been the main mover in developing the technology and moving it to its current status.

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Gary Foster, MD `BOARD MEMBER`
BOARD MEMBER

Dr. Foster is a world renowned currently practicing ophthalmologist with significant experience in advice to businesses. Dr. Foster is very deeply involved in fund raising and determining the clinical need to be addressed by Avaiana's technology.



David Amidon `ADVISOR`
ADVISOR

David Amidon is a partner at Boston-based law firm Burns & Levinson with almost 30 years of experience serving as both general counsel and transactional counsel to a broad and diverse client base including entrepreneurs, start-up and emerging ventures, middle-market companies, private equity and venture capital funds, investment banking firms, private investors, and public companies. His industry focuses include technology, life sciences, traditional and online marketing and media communications, print and digital publishing, hospitality, restaurant and food services, manufacturing, and retail. To his clients, David is a valued advisor, with unmatched responsiveness, a take-ownership, results-oriented deal approach, and a keen business sense.



Stefan Müllner
MANAGING DIRECTOR, AVIANA SAXONY GMBH

Stefan Müllner, Ph.D.: Managing Director, Aviana Saxony GmbH: Senior Industrial expert with unique expertise in the international life science industry. Strong and comprehensive leadership expertise from General Management positions in big industry and SME in the areas pharma, biotech, diagnostics, industrial biotechnology. Proven track record in corporate venture capital, private venture capital, biotech financing and fund raising, as well as in managing of grant funded cooperation projects between academia, biotech and industrial partners. Attractive list of 48 scientific publications and 60 patents.

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Anand Singh
LEAD SCIENTIST

Anand Singh, M.S.: Lead Scientist: Scientist with a strong interdisciplinary background in biology and materials science focusing on the application of nanoscience for targeted diagnostics, therapies, and drug delivery. Mr. Singh has been working at Aviana since 2016 and is adept in its electronic-based sensor technology. He is involved in many aspects of research at the company, from conducting the basic experiments to incorporating designs and structures into the processes necessary for a complicated electronic system for biological applications. Furthermore, Mr. Singh provides strategic input into scientific and product development.

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Our Milestones

Show All ▼

2020

Sensor Fabrication and Packaging

Sensor Fabrication and Packaging: This phase of development will take a current working design of the sensor to a more efficient size and protective packaging. This process will standardize the packaging and sensor during the fabrication

Cartridge Development and Microarray

Build a Cartridge and Develop a microarray processing for the biocoating: Conversion of current biocoating processes from a laboratory based system to a scalable microarray for

Reader Miniaturization

Build the reader: Our current reader will be modified to provide a connection to the sensor using novel electronic systems.This reader will also have important functions needed specifically for biosensing, for instance, the presence

during the fabrication
large scale manufacture. A
for instance, the presence

Jul
25th

Nov
30th

Dec
15th

🗨 FAQ ⌃

Q: What is your target market?

A: Animal diagnostics: Veterinary clinics and hospitals
Human diagnostics: Hospitals, doctor's offices, homes, and limited resource settings ⌃

Q: What are your competitive advantages?

A: Aviana's sensor is a technologically advanced smart design which has both high sensitivity, dedicated software and can be adapted to a number of circumstances. This, along with our robust biomolecular coating, has enabled us to achieve significant sensitivity. We can detect the presence of only a few virus particles with high accuracy, we are fast, and we also provide a high signal to noise ratio. ⌃

Q: How will you make money?

A: Revenue will be generated from the sale of our reader and disposable analyte-specific cartridges. The reader will be $1000 per unit and the wholesale price per cartridge ranging from $8.50 to $29, depending on the test. This is razor/razor blade model with the primary income from selling disposable cartridges. ⌃

Q: How do your prices compare to high-tech diagnostic tests on the market?

A: Our cost of goods is much lower for comparable high-tech tests, such as molecular diagnostics. Our chips are made in the billions, allowing for a cost-effective test, and allowing for a wide profit margin. ⌃

Q: What is your go to market strategy?

A: Initially, we will focus on bringing several animal diagnostic products to market and generating cash flow. In time, while this business continues to grow and function as a dedicated unit, we will initiate a separate effort dedicated to bringing the human diagnostic products to market. ⌃

Q: What is unusual about your technology?

A: Our technology is completely novel and there is no such device on the market approved by the FDA. It is based on chips made for the cellular communications industry and fully adapted by us for human and animal testing. So we are really on the cutting edge of technological innovation. Major advantages to our technology is the ability to create a small very portable unit and to provide the data on the test within minutes. It also very simple and does not require any training and can be used by anyone anywhere. ⌃

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ABOUT US

Aviana Molecular Technologies, LLC (Aviana) is an Orlando, FL based point of care (POC) diagnostic company developing a miniaturized biosensor capable of attaching to a smartphone/smart device through Bluetooth or other wireless connections. The company's diagnostic system is a simple-to-use, potentially highly sensitive diagnostic platform that can accurately, within 10 -20 minutes, detect a target infectious disease, biomarkers or proteins in both clinical (human and animal) and scientific research settings. Aviana's biosensor platform uses the latest developments in cellular communications, semiconductor electronics, micro-fluidics and manufacturing methods to create a unique point-of-care diagnostic (POC) platform to detect biomarkers or infections. Because these biosensors are portable, cost-effective and versatile, they can be used in both highly sophisticated health systems and in resource-limited environments which can fill unmet medical needs in the U.S. and around the world, where POC diagnosis can positively impact human health. Aviana's vision is to provide highly sensitive and specific diagnostic capability to anyone with a smart device: physician, medical technologist, patient, public health worker while connecting seamlessly (with adequate protections) to the internet. Initial proof of concept data based on these sensors have demonstrated accuracy similar to that of a laboratory based test but with portability and rapidity unlike lab systems.

OUR VISION



Aviana believes that its technology can fill unmet medical needs in the US and around the world, where POC diagnosis can make a difference in human health. Eventually, Aviana's intent is to develop a "Device in Every Hand" that can be used for diagnoses of commonly encountered non-life threatening infections by anyone with access to a smartphone or smart device. With smartphone use becoming commonplace in most countries, Aviana's technology can be used in nearly any setting. For its development path, Aviana anticipates marketing to healthcare providers who can use it without requiring lab size equipment and processes, with eventual migration, in time, to personal and home use as a simple attachment to a smart device.







THE SYMBOL OF PEGASUS

The Greek mythological winged stallion is emblematic of the Aviana Molecular Technologies' health capture sensor platform. Just as the strength of a stallion, coupled with the versatility of flight, presents a world of untethered possibilities, powerful, revolutionary RF sensor technology, updated to modern electronics, interfacing with a novel, robust biological innovation, allows for a paradigm shift in mobile health data capture using devices such as tablets, smart phones, and yet to be imagined applications, into health data capture tools. The journey to such a transformed world is just beginning…

PRESS/NEWS

PR NEWSWIRE

Aviana Molecular Technologies welcomes John M. Starcher, Jr. Esq. as a Member of its Board of Directors

ORLANDO, Fla., March 13, 2018 /PRNewswire/ — Aviana Molecular Technologies, LLC, is pleased to announce the appointment of John M. Starcher, Jr. Esq. to its Board of Directors. Mr. Starcher …

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AVIANA MOLECULAR TECHNOLOGIES, LLC, 3251 Progress Drive, Orlando, FL 32826